SO 9/6/05



SECURIT 05043917 ON


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SEC FILE NUMBER
8- 31032

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKSTREET SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates, CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 Mission Viejo, CA 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSTREET SECURITIES CORPORATION, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANET L. ROSS
Commission # 1548956
Notary Public - California
Orange County
My Comm. Expires Jan 30, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2005

BROOKSTREET SECURITIES CORPORATION

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
BROOKSTREET SECURITIES CORPORATION
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

BROOKSTREET SECURITIES CORPORATION

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brookstreet Securities Corporation
Irvine, California

We have audited the accompanying balance sheets of Brookstreet Securities Corporation as of June 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstreet Securities Corporation as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
August 24, 2005

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

BROOKSTREET SECURITIES CORPORATION
Balance Sheets
June 30,

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 1,226,918	$ 635,733
Accounts receivable – Note 2	2,329,985	2,068,786
Deposits - Note 3	397,613	389,688
Marketable securities - Notes 1 and 6	11,097,834	16,775,712
Prepaid expenses and other assets	807,287	288,567
TOTAL CURRENT ASSETS	15,859,637	20,158,486
Fixed Assets - at cost - net of accumulated depreciation of $392,409 and $228,387 in 2005 and 2004 - Notes 1 and 4	387,452	181,813
Due from stockholder - Note 5	-	-
Deferred tax asset - Note 9	624,000	939,000
Other assets	5,500	5,500
TOTAL ASSETS	$16,876,589	$21,284,799

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Commissions payable - Note 2	$ 4,239,549	$ 2,750,159
Accounts payable and accrued expenses – Note 6	4,147,018	10,535,413
Income taxes payable - Note 9	1,053,464	2,228,396
TOTAL CURRENT LIABILITIES	9,440,031	15,513,968
COMMITMENTS AND CONTINGENCIES - Note 11		
STOCKHOLDER'S EQUITY		
Capital stock - no par, 10,000,000 shares authorized, 2,588,685 and 2,608,685 shares issued and outstanding in 2005 and 2004	20,000	20,000
Additional paid-in capital	110,525	110,525
Retained earnings	7,306,033	5,640,306
TOTAL STOCKHOLDER'S EQUITY	7,436,558	5,770,831
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$16,876,589	$21,284,799

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Income

For The Years Ended June 30, 2005 and 2004

	2005	**2004**
REVENUES - Note 1		
Commission income	$83,252,966	$76,248,267
Clearance and execution fees recovered	3,458,611	3,477,896
Interest and dividend income	661,535	324,801
Other income	4,630,311	5,456,128
TOTAL REVENUES	92,003,423	85,507,092
EXPENSES		
Commission expense	66,972,163	61,692,208
Salaries and payroll taxes	6,213,657	6,069,764
Interest	232,836	161,665
Other operating expenses	15,323,006	13,976,592
TOTAL EXPENSES	88,741,662	81,900,229
INCOME BEFORE PROVISION FOR INCOME TAXES	3,261,761	3,606,863
PROVISION FOR INCOME TAXES - Note 9		
Current	1,119,034	2,234,888
Deferred	315,000	(814,000)
TOTAL PROVISION FOR INCOME TAXES	1,434,034	1,420,888
NET INCOME	$ 1,827,727	$ 2,185,975

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Stockholders Equity

For The Years Ended June 30, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balance - June 30, 2003	$20,000	$110,525	$5,541,279	$5,671,804
Net income	-	-	2,185,975	2,185,975
Dividends – Note 8	-	-	(2,086,948)	(2,086,948)
Balance - June 30, 2004	20,000	110,525	5,640,306	5,770,831
Net income	-	-	1,827,727	1,827,727
Stock repurchase – Note 8	-	-	(162,000)	(162,000)
Balance - June 30, 2005	$20,000	$110,525	$7,306,033	$7,436,558

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Cash Flows
For The Years Ended June 30,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,827,727	$ 2,185,975
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	92,726	71,296
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(261,199)	39,915
Decrease (increase) in marketable securities	5,677,878	(11,291,602)
Decrease in due from stockholder	-	2,046,833
Increase in prepaid expenses and other assets	(518,720)	(219,419)
Increase in deposits	(7,925)	(99,915)
(Decrease) increase in accounts payable and accrued expenses	(6,388,395)	9,045,070
Increase in commissions payable	1,489,390	299,633
(Decrease) increase in income taxes payable	(1,174,932)	1,649,921
Decrease (increase) in deferred taxes	315,000	(814,000)
Net cash provided by operating activities	1,051,550	2,913,707
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(298,365)	(49,957)
Net cash consumed by investing activities	(298,365)	(49,957)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds (payments) from bank line of credit	-	(500,000)
Payment of dividends	-	(2,086,948)
Stock repurchase	(162,000)	-
Net cash consumed by financing activities	(162,000)	(2,586,948)
Net increase in cash	591,185	276,802
CASH BALANCE - beginning	635,733	358,931
CASH BALANCE - ending	$ 1,226,918	$ 635,733
Supplemental disclosure of cash flow information:		
Interest paid	$ 232,836	$ 161,665
Income taxes paid	$ 2,293,841	$ 575,212

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Liabilities
Subordinated To Claims of General Creditors

For the Years Ended June 30, 2005 and 2004

Not applicable.

BROOKSTREET SECURITIES CORPORATION
Notes to Financial Statements
For The Years Ended June 30, 2005 and 2004

THE COMPANY

Brookstreet Securities Corporation (a California corporation), "the Company", is a registered securities broker/dealer. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and for income tax preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis. The marketable securities are marked to market and the difference between cost and market value is included in the statement of operations. The securities are classified as trading securities. (See Note 6)

Furniture and fixtures - fixed assets are stated at cost. Repairs and maintenance expenditures, which do not extend the useful life of the assets owned, are expensed as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future. (See Note 7)

Concentration of risks - the Company maintains its cash accounts in financial institutions guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2005 and 2004, the cash balances exceeded the FDIC limit.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2005 and 2004.

NOTE 2 - ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

Accounts receivable consists primarily of commissions due the Company from the sale of securities, principally mutual funds and government securities.

The commissions payable represents amounts due to the Company's sales representatives in connection with the sale of securities.

NOTE 3 - DEPOSITS

Deposits as of June 30, 2005 and 2004, consist of the following:

	2005	2004
National Financial Services Corporation (NFSC)	$ 50,000	$ 50,000
National Security Clearing Corporation (NSCC)	40,109	40,109
Cantor Fitzgerald	198,480	199,540
Wedbush	109,024	100,039
	$397,613	$389,688

NFSC, NSCC and Wedbush are the Company's clearinghouses. The deposit with Cantor Fitzgerald relates to the Company's bond trading.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of June 30, 2005 and 2004, consist of the following:

	2005	2004
Computers, office equipment and software	$ 476,097	$ 226,880
Office furniture and fixtures	303,764	254,616
	779,861	481,496
Less accumulated depreciation	(392,409)	(299,683)
Net fixed assets	$ 387,452	$ 181,813

Depreciation expense for the years ended June 30, 2005 and 2004, was $92,726 and $71,296, respectively.

NOTE 5 - DUE FROM STOCKHOLDER

The Company entered into formal promissory note agreements with a stockholder. The promissory notes have an interest rate of 6.5% per anum. The collective balances owed as of June 30, 2003 was $2,046,833. These notes were repaid in full during the year ended June 30, 2004.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable is $1,840,409 and $7,349,986 as of June 30, 2005 and 2004, respectively, relating to the purchase of marketable securities.

NOTE 7 - NOTE PAYABLE – BANK

The Company obtained a $500,000 revolving line of credit from its bank with interest charged at prime plus ¼% per annum. This line of credit was paid in full as of June 30, 2004.

NOTE 8 - CAPITAL STOCK

During the year ended June 30, 2005, the Company entered into a stock repurchase agreement to acquire the stock of the minority shareholders for $162,000. During the year ended June 30, 2004, the Company paid dividends totaling $2,086,948, to the shareholders of record.

NOTE 9 - PROVISION FOR INCOME TAXES

The Company provides for income taxes under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2005 and 2004, the deferred tax asset was $624,000 and $939,000, respectively. The deferred tax asset arises mainly from a legal reserve temporary timing difference that will be deductible in future periods for tax purposes, depreciation differences and the future benefit of the state income tax deduction.

The provision for income taxes at June 30, 2005 and June 30, 2004, consists of the following:

	Current	Deferred	Total
2005			
Federal	$ 848,793	$ 271,000	$1,119,793
State	270,241	44,000	314,241
	$1,119,034	$ 315,000	$1,434,034
2004			
Federal	$1,764,047	$ (666,000)	$1,098,047
State	470,841	(148,000)	322,841
	$2,234,888	$ (814,000)	$1,420,888

NOTE 10 - NET CAPITAL REQUIREMENT

As of June 30, 2005 and 2004, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of these dates, the Company had net capital in the amount of $4,054,691 and $2,061,540, respectively, which was $3,429,416 and $1,026,758 in excess of its required net capital of $625,276 and $1,034,782, respectively.

The Company's minimum dollar net capital requirement is $250,000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which has been renewed and amended at various times throughout the lease term. Currently, the monthly rent expense is $60,241 and is due to expire in December 2010. Rent expense for the years ended June 30, 2005 and 2004, is $755,699 and $551,372, respectively.

The Company also leases equipment under an operating lease which expires in 2005.

The minimum future lease payments under the non-cancelable operating leases as of June 30, 2005, through the remainder of the lease terms, are as follows:

For year ended June 30,	2006	$714,379
	2007	$734,618
	2008	$763,200
	2009	$773,236
	2010	$773,236

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of June 30, 2005 and 2004, the Company has included in its financial statements an allowance for estimated losses.

The shareholder of the Company has executed a non-binding letter of intent and is currently in negotiations to sell 100% of the issued and outstanding stock.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (Continued)

As an underwriter of direct private placements, the Company may receive options/warrants relating to the direct private placements that can be exercised in the future. Since the value of these future options/warrants cannot readily be determined, no amount has been recorded in the current financial statements.

NOTE 12 - EMPLOYEE BENEFIT PLAN

During the year ended June 30, 2002, the Company adopted a 401(k) and Profit Sharing Plan. Employer contributions were $254,849 and $181,979 for the years ended June 30, 2005 and 2004, respectively.

BROOKSTREET SECURITIES CORPORATION
Computations of Net Capital Pursuant to Rule 15c3-1
June 30, 2005 and 2004

	2005	**2004**
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 7,436,558	$ 5,770,831
Deductions:		
Prepaid expenses and other assets	(814,862)	(304,134)
Marketable securities haircut	(973,394)	(1,780,294)
Fixed assets	(387,452)	(181,813)
Deferred tax asset	(624,000)	(939,000)
Restricted securities	(582,158)	(504,050)
	3,381,866	(3,709,291)
Net Capital	$ 4,054,692	$ 2,061,540
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Minimum net capital (6-2/3% of aggregate indebtedness)	625,276	1,034,782
Excess Net Capital	$ 3,429,416	$ 1,026,758
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet) (less non AI Liabilities of $65,578 in 2005)	$ 9,374,453	$15,513,968
Ratio of aggregate indebtedness to Net Capital	2.31 to 1	7.53 to 1

RECONCILIATION

The following is a reconciliation, as of June 30, 2005 and 2004, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2005	2004
Net Capital - Company's computation	$ 4,733,443	$ 3,807,573
Reconciling items:		
Accounts payable accrual	(128,643)	(162,820)
Legal/settlement accrual	(111,500)	(1,945,500)
Income tax provision adjustment	(438,608)	189,403
Haircut adjustment	-	172,884
Net Capital	$ 4,054,692	$ 2,061,540

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2005 and 2004

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

BROOKSTREET SECURITIES CORPORATION

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

June 30, 2005 and 2004

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Brookstreet Securities Corporation
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of Brookstreet Securities Corporation (the Company), for the years ended June 30, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPA's, Inc.

Mission Viejo, California
August 24, 2005